EMAIL: AFINERMAN@OLSHANLAW.COM

DIRECT DIAL: 212.451.2289

April 8, 2021

VIA EDGAR AND ELECTRONIC MAIL

Attention: Julia Griffith and Susan Block

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	P10, Inc.

Draft Registration Statement on Form S-1

Submitted February 12, 2021

CIK No. 0001841968

On behalf of P10, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 15, 2021 (the “Comment Letter”) relating to the Company’s draft Registration Statement on Form S-1, CIK No. 0001841968, submitted confidentially to the Commission on February 12, 2021 (the “Draft Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Draft Registration Statement or the exhibits thereto, as applicable.

Concurrently with the submission of this letter, the Company is confidentially submitting a draft Amended Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). The Amended Draft Registration Statement includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to include financial statements and other financial information of P10 Holdings, Inc. and its subsidiaries for the fiscal year ended December 31, 2020 and to update certain disclosures contained in the Draft Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italicized print, followed by the Company’s response.

Draft Registration Statement on Form S-1 submitted February 12, 2021

Prospectus Summary, page 1

1.

Please expand your initial paragraph to explain what you mean when you say that the company is “a multi-asset class private market solutions provider.” Disclose what issues the solutions you provide are intended to address and what you mean by “specialized investment vehicles” where you first use the terms. We also note at the bottom of page 1 your reference to adding new asset class solutions. Please balance that disclosure by clarifying whether or not you have any current plans in this regard, and discuss any steps involved in order to add new asset class solutions.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 107 of the Amended Draft Registration Statement accordingly.

April 8, 2021

2.

Please explain your basis for the statement that you have a “leading” presence in North America. Disclose the market to which you are comparing the company and the reasons that you believe you are a leader in that market.

The Company acknowledges the Staff’s comment and has revised the Amended Draft Registration Statement to reflect that the Company has a “significant” presence in North America. The Company has revised the disclosure on pages 2, 14, 39, 108, 113 and 122 of the Amended Draft Registration Statement accordingly. In addition, we believe we have a leading presence in the lower-middle market space based on our internal peer analysis of both assets under management and performance.

The Offering, page 18

3.	Please also disclose here the Series A Junior Participating Preferred Stock Purchase Rights that you are also registering in this offering.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 21 of the Amended Draft Registration Statement accordingly.

Risk Factors

Our indebtedness and our future indebtedness, page 28

4.

Revise the risk factor on page 28 to provide greater specificity with respect to which agreements contain the covenants that may limit future activities. Also, please confirm that you have filed or will file all material debt agreements.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 30 and 31 of the Amended Draft Registration Statement accordingly. With respect to the Staff’s comment regarding filing all material debt agreements, the Company confirms that all material debt agreements will be filed prior to seeking effectiveness of the Draft Registration Statement.

5.

Please refer to the risk factor on page 50 pertaining to the risks of being deemed to be an “investment company” for purposes of the Investment Company Act of 1940. Please provide us with additional analysis as to why you do not believe that you are an investment company within the meaning of the Act and any exemptions you rely upon.

The Company does not believe that it is, nor following completion of the Offering described in the Draft Registration Statement will be, an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). An “investment company” is generally defined under sections 3(a)(1)(A) and (C) of the Investment Company Act as an issuer that either:

•	is or holds itself out as being primarily engaged, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Company holds itself out as being primarily engaged, through its subsidiaries, in the business of providing alternative asset management services. The Company is not and does not propose to engage in the business of investing, reinvesting or trading in securities. As a result, the Company is not an “orthodox” investment company that falls within the scope of Section 3(a)(1)(A) of the Investment Company Act. Likewise, the Company’s holdings in “investment securities” do not, and following the Offering described in the Draft Registration Statement will not, exceed 40% of its total assets on an unconsolidated basis. As a result, the Company is not an “inadvertent” investment company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act. A more detailed analysis in support of these conclusions follows.

April 8, 2021

Section 3(a)(1)(A) and the Five Factor Analysis

Whether an issuer is engaged primarily in the business of investing, reinvesting, or trading in securities under Section 3(a)(1)(A) largely is a factual question that depends upon the actual business activities of the issuer. The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged primarily in a non-investment company business, including the five factors developed by the Commission in Tonopah Mining Company of Nevada.1 These precedents suggest that the Company does not and will not fall within the definition of a Section 3(a)(1)(A) investment company. Each of the criteria is addressed below:

•

The issuer’s historical development. At no point has the Company held itself out to be, or engaged in the business of investing, reinvesting or trading in securities. The Company has consistently held itself out to be engaged in the business of providing alternative asset management services and has not engaged in any other business activities to any material extent.

•

The issuer’s public representations concerning its activities. In its public representations, statements and utterances, including on an enterprise-wide basis and through the activities of its subsidiaries, the Company consistently holds itself out as being primarily engaged in providing alternative asset management services. On the first page of the Prospectus Summary, the Company describes itself as a “leading multi-asset class private market solutions provider in the alternative asset management industry.” The Prospectus Summary also notes that the Company markets its solutions “under well-established brands within the specialized markets in which [the Company] operate[s].”

•

The activities of the issuer’s officers and directors, and the extent of their involvement in the management of the issuer. As an asset manager, the Company officers and employees devote the bulk of their time and efforts to asset management activities, including sourcing, implementing and managing investments, as well as raising capital from, managing relationships with and reporting to, the third-party investors in the enterprise’s investment funds and separate account and advisory clients. Further, the Company does not make proprietary investments in its own funds. Generally, such internal commitments are funded directly by the officers and employees of the Company and its affiliates.

•

The nature of the issuer’s present assets. As of December 31, 2020, on a pro forma basis, none of the Company’s consolidated total assets constituted holdings in “investment securities” (as such term is defined in Section 3(a)(2) of the Investment Company Act). While precise numbers are not available at this time, the Company expects that there will be no investment securities held by it after giving effect to the Offering. A more detailed discussion of P10’s holdings in investment securities, including a breakdown of these holdings on an unconsolidated entity-by-entity basis, is provided in the analysis of the Company’s status as an investment company under Section 3(a)(1)(C) below.

•

The sources of the issuer’s present income. For the period ended December 31, 2020, on a pro forma basis after giving effect to the Offering, substantially all of the Company’s total revenues were derived from management fees, fees for the provision of consulting, advisory and other similar services, and performance fees. None of the revenues were generated from passive investments.

Each of these five factors suggest that the Company is not an “orthodox” investment company that falls within the definition of an investment company set forth in Section 3(a)(1)(A) of the Investment Company Act.

[1]	26 S.E.C. 426 (1947) (“Tonopah”).

April 8, 2021

Section 3(a)(1)(C)

The Company believes that its holdings in “investment securities” do not, and following the Offering will not, exceed 40% of its total assets on an unconsolidated basis and, accordingly, is not an “inadvertent investment company that falls within the scope of Section 3(a)(1)(C) of the Investment Company Act.

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as “any issuer which…is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employee securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.” A majority-owned subsidiary of a person is defined in Section 2(a)(24) of the Investment Company Act as a company 50% or more of whose outstanding voting securities2 are owned by such person.

Because the “40% test” set forth in Section 3(a)(1)(C) is applied on an unconsolidated basis, in order to determine whether the Company falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to perform the following entity-by-entity analysis of the Company structure to identify which of the Company’s total assets constitute “investment securities.”

•

P10 Holdings, Inc. Following the Offering, P10 Holdings will not have significant assets other than its equity interests in certain wholly owned subsidiaries, including P10 Intermediate and ECG, and the voting interests of certain general partner entities for the Company’s sponsored funds. For the general partner entities, the Company holds all of the outstanding voting securities of such entities where it holds an interest.[3] P10 Holdings’ ownership of its wholly owned subsidiaries and the controlling interests in the general partner entities are excluded from the definition of an investment security under Section 3(a)(2). Accordingly, the Company believes P10 Holdings will satisfy the 40% test and, therefore, will not be an inadvertent investment company under Section 3(a)(1)(C).

[2]

A “voting security” is defined in Section 2(a)(42) of the Investment Company Act as any security “presently” entitling the owner or holder thereof to vote for the election of directors of a company. A “director” is defined in Section 2(a)(12) of the ICA as a director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated. The Commission staff has extended the definition of “voting security” to interests in non-corporate entities that give the holder the right to vote for the removal or replacement of equivalent management persons, such as a general partner in the case of a limited partnership or a trustee in the case of a trust. See, e.g., Wells Fargo Alternative Asset Management LLC—Interpretive Letter (pub. avail. Jan. 26, 2005) (the “Wells Fargo Letter”); Sunkist Master Trust; Sunkist Growers, Inc. (pub. avail. June 5, 1992). In addition, the Commission staff has taken the position that a holder of non-voting securities may be considered to hold the equivalent of “voting securities,” within the meaning of Section 2(a)(42), if the holder possesses an economic interest in the issuer such that the holder in effect has the power to exercise control over how the issuer is managed. See Wells Fargo Letter.

[3]	Certain general partner entities related to Five Points are controlled by the principals of Five Points and P10 does not hold an interest in such entities.

April 8, 2021

•

General Partners P10 Holdings has several special purpose entities (“SPEs”) formed for the purpose of acting as the sole general partner of its sponsored funds. On an unconsolidated basis, the SPEs hold no underlying assets other than being parties to the investment management agreements with the Company’s investment adviser subsidiaries—i.e., ECG, Five Points, RCP Advisors and TrueBridge (collectively TrueBridge, ECG, Five Points and RCP Advisors, the “Advisors”)—for their respective funds and serve to allocate carried interest to employees of the Advisors. The courts and the staff of the Commission have concluded in such circumstances that general partner interests are not securities—and therefore, not “investment securities”.[4] Accordingly, the Company believes the SPEs do not have any holdings in investment securities and therefore are not investment companies under Section 3(a)(1)(C).

•

P10, Inc. The Company is a holding company and its sole asset is an equity interest in P10 Holdings, of which it serves as the sole stockholder. In addition, as noted above, neither the equity interests of P10 Holdings in its wholly owned subsidiaries nor the voting interests in the general partners of these subsidiaries are investment securities. Consequently, less than 40% of the Company’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis after the Offering will comprise assets that could be considered investment securities. Therefore, the Company believes P10, Inc. is not, and following the Offering will not be, an inadvertent investment company by virtue of the 40% test under Section 3(a)(1)(C).

•

The Advisors The Company’s principal operating divisions are the Advisors—i.e., ECG, Five Points, RCP Advisors and TrueBridge. P10 Intermediate is the majority owner of Enhanced, Five Points, TrueBridge and RCP Holdco; RCP Holdco, in turn, is the owner of RCP Advisors. Each of Enhanced, Five Points, RCP Advisors and TrueBridge is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser to each of the Company’s investment funds and other advisory relationships. Following the Offering, each of the Advisor’s unconsolidated assets will consist primarily of cash, accrued management and other fees from such Advisor’s investment funds and other clients and other fixed assets and its holdings in certain subsidiaries. Each Advisor’s only holdings in securities will be the interests it holds in its subsidiaries, all of which are excluded from the definition of an investment security.

Based on the foregoing analysis, the Company believes that neither the Company nor P10 Holdings is or will be an “inadvertent” investment company under Section 3(a)(1)(C) of the Investment Company Act.

Use of Proceeds, page 63

6.

Please file the Credit and Guaranty Facility with HPS Investment Partners, LLC as an exhibit to the Registration Statement. When the information is available, expand this section to quantify the amounts that will be applied to debt and the uses to which the company expects to apply the remaining proceeds, if any. Please also set forth the interest rate and maturity of the indebtedness to be discharged from the proceeds. If the indebtedness to be discharged was incurred within one year, describe the use of proceeds from such indebtedness other than short-term borrowings used for working capital. Refer to Item 504 of Regulation S-K.

[4]

See Williamson v. Tucker, 645 F.2d 404, 421-22 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981). The Commission staff has indicated that the analysis in Williamson should be used to evaluate whether general partner interests are securities under the Investment Company Act. See, e.g., Colony Realty Partners 1986, L.P., SEC Staff No-Action Letter (pub. avail. Apr. 27, 1988); Oppenheimer Capital L.P., SEC Staff No-Action Letter (pub. avail. July 29, 1987); Albert M. Zlotnick, SEC Staff No-Action Letter (pub. avail. June 9, 1986); FCA Realty Fund, SEC Staff No-Action Letter (pub. avail. Nov. 13, 1984). Some of the SPEs serve as managing member to private funds that are structured as limited liability companies. While the SEC has not addressed whether a managing member interest is a security for this purpose, it is reasonable to treat these managing member interests as equivalent to general partnership interests. In some situations, the Commission staff has taken the position that a limited liability company should be treated as a partnership or a corporation depending upon which corporate form it more closely resembles. See, e.g., Div. of Corp. Fin., Sec. & Exch. Comm’n, Compliance & Disclosure Interpretations, Exchange Act Section 16 and Related Rules and Forms, Interpretation 209.01 (May 23, 2007) (“For purposes of the various ownership tests of Rule 16a-1, a limited liability company should be treated consistently as a general partnership, limited partnership or a corporation, depending on which form of organization it more closely resembles.”). In this case, the limited liability companies in question most closely resemble partnerships.

April 8, 2021

The Company has filed the Credit and Guaranty Facility with HPS Investment Partners, LLC as an exhibit to the Amended Draft Registration Statement. In addition, the Company acknowledges the Staff’s comment and undertakes to augment the use of proceeds disclosure once such information has been determined.

7.

In the risk factor on page 26, you state that you intend to expand your business, and may enter into new lines of business. Please disclose separately the amount of proceeds, if any, that you expect to devote to these activities.

The Company acknowledges the Staff’s comment and advises the Staff that disclosure of the how we intend to expand our business and the amount of proceeds we expect to devote to these activities could provide competitors with insight into the Company’s short-term and long-term goals for a particular line of business. For example, a significant allocation to one new line of business could indicate to competitors that the Company is aggressively seeking growth in a particular line of business. Armed with such knowledge, competitors could expand their interests in such segment which could result in a failure of our strategy and/or loss of market share.

Administrative Services Agreement, page 69

8.	We note your reference to Enhanced Capital Holdings as having a controlling interest in ECP. Please revise to provide additional details regarding Enhanced Capital Holdings including:

•	a short description of their business; and

•	its relationship with Enhanced Capital Partners, Enhanced Capital Group, P10 or any affiliated entities prior and subsequent to the Reorganization Agreement.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70 and 71 of the Amended Draft Registration Statement accordingly.

Unaudited Pro Forma Condensed Consolidated and Combined Financial Information Description of ECG and ECP

Reorganization Agreement, page 69

9.

We note your disclosure on page 69 that “ECP also contributed certain of its own permanent capital subsidiaries to Enhanced PC in exchange for a controlling equity interest in ECP.” Please revise or reconcile this statement related to your controlling equity interest in ECP to your disclosure on page 85 that states “ECP contributed its legacy permanent capital subsidiaries for the remaining 31.25% economic interest and 100% of the voting interests of Enhanced PC.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Amended Draft Registration Statement accordingly.

10.	We note your disclosure on page 85 that:

•	ECG received a 68.75% economic interest and 0% of the voting interest of Enhanced PC, and

•	ECP received the remaining 31.25% economic interest and 100% of the voting interests of Enhanced PC.

We also note your disclosure on page 69 that, “the equity interest obtained by ECG and ECP were based on the relative fair value of the assets contributed by each party.” Please revise this disclosure to clarify the nature of the equity interests obtained – whether economic or voting. Otherwise, please explain the meaning of this disclosure.

The Company acknowledges the Staff’s comment and has revised the Amended Draft Registration Statement accordingly. The Company removed the disclosure on page 69 that, “the equity interest obtained by ECG and ECP were based on the relative fair value of the assets contributed by each party.”

11.	Please revise to disclose the purpose of the reorganization.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Amended Draft Registration Statement accordingly.

April 8, 2021

12.	We note your disclosure related to the allocation of the consideration paid by P10 to the fair value of the assets acquired and liabilities assumed in the acquisition of ECG and ECP.

The Company acknowledges the Staff’s comment and advises the Staff that because the pro forma balance sheet date is now as of December 31, 2020, the acquisitions are already reflected in the December 31, 2020 balance sheet and the pro forma adjustments are no longer necessary. This disclosure has been removed.

Refer to related disclosure in Note 3, Acquisitions, included in the P10 Holdings, Inc. financial statements as of and for the year ended December 31, 2020 contained in the F pages to the amended Form S-1.

•

Please tell us how you determined the allocation of the consideration. Specifically tell us all the key facts and circumstances related to measuring the fair value of the assets acquired and liabilities assumed of ECG and ECP and how you determined it was appropriate to not ascribe any value to the net assets of EGC’s Permanent Capital Subsidiaries contributed to Enhanced PC immediately after the acquisition. Please tell us if and how the measurement would have changed had you ascribed value to these Permanent Capital Subsidiaries.

The allocation of the consideration was made in accordance with ASC 805, Business Combinations, with the consideration allocated to identifiable assets and liabilities based on the determined fair values on the date of the acquisition which were determined in accordance with ASC 820, Fair Value Measurements. As disclosed, upon the consummation of the acquisitions and concurrently with the closing of the transaction, certain agreements which are specifically contemplated by and referenced within the Securities Purchase Agreement (specifically, the Reorganization Agreement, the Advisory Agreement, and the Administrative Services Agreement) become effective. Given that the impacts of these agreements most accurately reflects the underlying substance, economics, and intentions of the acquisitions, there was no contemplation made as to how the measurement would have changed had value been ascribed to the Permanent Capital Subsidiaries prior to the effects of the Reorganization Agreement and other identified agreements.

•	Please tell us the guidance that supports your determinations to recognize and measure your equity investment in ECP at $1.

In the Securities Purchase Agreement, the stated purchase price to acquire the equity in ECP was $1. However, as disclosed and as described further in the response to #15, the purchase price for the equity interests in ECG and ECP were collectively negotiated. Accordingly, management assessed the fair value of the equity interest in ECP to determine whether such was consistent with the stated contractual price. In consideration of the assets and liabilities of ECP, after giving effect to the Reorganization and the Advisory Services Agreement, and the amount and timing of the expected cash flows of ECP available to be distributed to its owners, we determined that the stated purchase price of $1 was an appropriate representation of the fair value of the asset (the equity interests in ECP) acquired. Such was considered to be consistent with both the concepts of both “entry price” and “exit price” as defined in ASC 820-10-30-32.

•

Please tell us if you ascribed any value to ECP’s Permanent Capital Subsidiaries contributed to Enhanced PC immediately after the acquisition. Please tell us if and how the measurement would have changed had you made a different determination related to these Permanent Capital Subsidiaries.

Given the facts and circumstances as previously described, there was no contemplation of a stand-alone determination of the fair value of the ECP Permanent Capital Subsidiaries prior to giving effect to the Reorganization Agreement and Advisory Services Agreement, as such would not be reflective of the fair value of the assets, liabilities, and operations which were ultimately acquired.

April 8, 2021

Basis of Pro Forma Presentation, page 70

13.

Please revise your disclosure here and elsewhere where you describe your pro forma information (e.g. the Introduction, Note 1, etc.) to clarify that the information only includes P10’s acquisition of a non-controlling equity investment in ECP accounted for as an equity method investment.

The Company acknowledges the Staff’s comment and has revised the disclosures throughout the Amended Draft Registration Statement to clarify that the information only includes P10’s acquisition of a non-controlling equity investment in ECP accounted for as an equity method investment.

Unaudited Pro Forma Condensed Consolidated and Combined Statement of operations of P10, Inc. And Its Subsidiaries For the Nine Months Ended, page 73

14.

Please revise to remove Column F “Management’s Adjustments” from the face of your Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations. Refer to Rule 11-02(a)(7)(ii)(A) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the Amended Draft Registration Statement accordingly by revising Column F from “Management’s Adjustments” to “Pro Forma Adjustments”. The adjustments reflected in this column do not reflect synergies or dis-synergies as contemplated by Rule 11-02(a)(7)(ii)(A) of Regulation S-X. These adjustments consisted of the revenues which are expected to be generated under the Advisory Agreement, which was entered into as part of the acquisition agreement, and incremental costs that will be charged under the Administrative Services Arrangement. As such, we believe that these revenues and costs are related to contracts entered into as part of the acquisition agreement. Additionally, we believe that these adjustments are necessary for the reader to gain an understanding of the operations of ECG after giving effect to the Reorganization Agreement, as these revenues and costs are due in part to the effects of the Company only acquiring a controlling interest in a portion of ECG’s business, and that portion of the business operating as an autonomous entity which provides services to entities which were consolidated by ECG prior to the acquisition and reorganization. Accordingly, we believe that these adjustments being reflected in the face of the Unaudited Pro Forma Condensed Consolidated and Combined Statement of Operations is appropriate and consistent with the following:

•	SEC’s Financial Reporting Manual, Topic 3250.1(b):

•

Contractual terms of the combination such as major new compensation contracts with management would require pro forma adjustment if the new contracts are entered into as part of the acquisition agreement.

•	Rule 11-02(a)(6)(ii) of Regulation S-X:

•

Autonomous Entity Adjustments. Adjustments that depict the registrant as an autonomous entity if the condition in § 210.11-01(a)(7) is met. Autonomous Entity Adjustments must be presented in a separate column from Transaction Accounting Adjustments.

Note 2. Unaudited Pro Forma Condensed Consolidated and Combined Balance Sheet C), page 77

15.

We note your disclosure on page 77 that the acquisition of the equity interests in ECG and ECP were negotiated simultaneously for a single purchase price. Please tell us all the facts and circumstances related to the rationale that you were able to negotiate one purchase price for both entities. Please revise to disclose the relationship between ECG and ECP specifically stating if they are related parties or affiliates.

The Company acknowledges the Staff’s comment and advises the Staff that the equity interests of ECG and ECP were acquired from entities which were under common control, and were negotiated simultaneously. While it was desired to acquire the non-controlling interest in ECP based on the potential future earnings and benefits of ownership of ECP equity interests, because the amount of debt payable by ECP to ECG exceeded the fair market value of ECP’s assets and business at the date of acquisition and due to the expected timing of future earnings accruing from ECP, the fair value of the equity interests of ECP on the dated of the acquisition was de minimis. As a result, a single purchase price reflecting all of the value of both companies was negotiated, and was allocated so that substantially all of the purchase price would be paid to the owners of ECG (less $1 allocated to the owners of ECP). The Company has revised the disclosure on pages 69 and 70 of the Amended Draft Registration Statement accordingly to clarify the relationship of ECG and ECP as related parties both prior to and after the acquisitions.

April 8, 2021

Note 3. Unaudited Pro Forma Condensed Consolidated and Combined Statement of operations Adjustment 2), page 84

16.

We note you have a $3.7 million adjustment for professional fees expected to be incurred. It appears that these costs do not meet the criteria to be presented as a Transaction Accounting Adjustment. Please revise to present these as a Management Adjustment in the pro forma notes. Refer to Rule 11-02(a) of Regulation S-X.

The Company acknowledges the Staff’s comment and has removed this adjustment from the Amended Draft Registration Statement as it is no longer applicable. The transaction costs are now included in the historical financial statements of P10, and disclosed in the related notes.

Adjustment 7), page 86

17.	Please revise to have separate notes for amounts presented as an Acquisition Transaction Adjustment and for amounts presented as a Management Adjustment.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 81 and 82 of the Amended Draft Registration Statement accordingly. The disclosure regarding the tax adjustments has been revised so that each individual column has a separate note in the Amended Draft Registration Statement.

Adjustment 8, page 86

18.

Please revise to disclose any uncertainty related to the collectability of any revenue from Enhanced PC given the pro forma losses disclosed on page 85. Refer to Rule 11-02(a)(7)(ii)(d) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 of the Amended Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91

19.

Please revise your Management’s Discussion and Analysis (MD&A) to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the MD&A to provide for additional discussion of financial condition, in particular the disclosure on page 98 of the Amended Draft Registration Statement has been revised accordingly.

20.

We note your disclosure that majority of your revenues are generated through long-term, fixed fee management and advisory contracts with investors for providing investment solutions in various investment vehicles. Please describe your pricing structure as included in fund management fee contracts, advisory service fee contracts, consulting agreements, referral fees, subscriptions and contracts for other services. Please also briefly describe the consulting agreements and other services you provide.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 91 of the Amended Draft Registration Statement accordingly.

Management’s Discussion and Analysis, page 91

21.

We note your disclosure regarding forward-looking statements. Please note that the Private Securities Litigation Reform Act of 1995 safe harbor provisions do not apply to initial public offerings. Refer to Section 27A of the Securities Act. Please either delete any references to the PSLRA or make clear that the safe harbor does not apply to this offering.

The Company acknowledges the Staff’s comment and has deleted references to the PSLRA.

April 8, 2021

Fee-Paying Assets Under Management, or FPAUM, page 97

22.

Please revise to include a roll forward, for all periods presented, of fee paying assets under management (FPAUM) presenting significant changes on a gross basis. Please disaggregate the roll forwards by vehicle type, solution or other category if meaningful to understand your business or financial results. Please identify significant trends or concentrations in your FPAUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 94 of the Amended Draft Registration Statement accordingly.

Revenues, page 97

23.	For all periods presented, please quantify the weighted average management fee and include a discussion of any significant trends in your average fee rates.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 92 of the Amended Draft Registration Statement accordingly.

Business of P10, page 111

24.	Please provide a brief description of the principal investment products in each asset class that you offer, as well as the target investor market for each product.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 107 of the Amended Draft Registration Statement accordingly.

25.

Please expand the discussion of your competition to include the information required by Item 101(c)(x) of Regulation S-K, including the identity of the principal markets in which you compete, the principal methods of competition and the positive and negative factors pertaining to your competitive position.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 129 and 130 of the Amended Draft Registration Statement accordingly.

Committees of the Board of Directors, page 140

26.

From the disclosure in this section, it appears that you will be a controlled company after the offering. Please include disclosure that you will be a controlled company in the prospectus summary, discuss any risk factors related to being a controlled company, and whether the company will utilize any related exemptions to governance rules under exchange listing standards.

The Company acknowledges the Staff’s comment and has revised the disclosure in the prospectus supplement and in the risk factors on pages 56 and 57 of the Amended Draft Registration Statement accordingly.

Description of Capital Stock, page 156

27.

Please also disclose your excusive forum provision in this section. Please also confirm that your amended and restated certificate of incorporation will clarify how or if the exclusive forum provision applies to Securities Act and Exchange Act claims, consistent with the disclosure provided under “Our amended and restated certification of incorporation,” at page 52, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the applicable disclosure on page 157 of the Amended Draft Registration Statement in response to the Staff’s comment. Specifically, the Company has added disclosure to clarify that (i) the forum selection provisions do not apply to actions arising under the Exchange Act, for which federal courts have exclusive jurisdiction, and (ii) investors cannot waive compliance with the federal securities laws. In future filings, as applicable, the Company will include risk factor language similar to the language added regarding our forum selection provisions, including to inform investors that the exclusive federal forum provision does not apply to any actions arising under the Exchange Act.

April 8, 2021

General

28.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis under separate cover all such materials that the Company uses or authorizes the use of, or of which it becomes aware.

Please direct any questions concerning this letter to the undersigned at (212) 451-2289 or (afinerman@olshanlaw.com).

Sincerely,

/s/ Adam W. Finerman

cc:	Robert Alpert

C. Clark Webb

Amanda Coussens

Kenneth Schlesinger, Esq.

Michael Kaplan, Esq.